SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CORPORATE EVENTS CALENDAR

Corporate Name	Centrais Elétricas Brasileiras S.A. – Eletrobras
Home Office address	Rua da Quitanda, 196 – 23th floor
Website	www.eletrobras.com
Investor Relations Director	Elvira Baracuhy Cavalcanti Presta
E-mail: df@eletrobras.com
Phone: 55 (21) 2514-6431
Fax: 55 (21) 2514-5714
Investor Relations Officer	Paula Prado Rodrigues Couto
E-mail: paula.rodrigues@eletrobras.com
Phone: 55 (21) 2514-4637
Fax: 55 (21) 2514-5964
Newspapers where the shareholding acts are published	In 2020, the company’s legal subjects are going to be published on the following newspapers: Correio Braziliense – Brasília, O Globo and Valor Econômico.

Annual Financial Statements and Consolidated Financial Statements, for the year ended December 31, 2019
EVENT	DATE
Disclosure to Shareholders CVM/B3/SEC/NYSE/Madri	03/27/2020
Disclosure via Newspaper	04/20/2020

Standardized Financial Statements – DFP, for the year ended December 31, 2019
EVENT	DATE
Disclosure to Shareholders CVM/ B3/SEC/NYSE/Madri	03/27/2020

Form 20-F 2019
EVENT	DATE
Filling on SEC and Disclosure in the website of NYSE/Madrid	04/29/2020

Annual Information (Resolution 480-CVM), for the year
EVENT	DATE
Disclosure in the website of CVM/B3	05/28/2020

Quarterly Financial Information

EVENT	DATE
Regarding 1st Quarter	05/11/2020
Regarding 2nd Quarter	08/12/2020
Regarding 3rd Quarter	11/11/2020

Ordinary Stockholders Meeting

EVENT	DATE
Disclosure of the Administration Proposal in the website of CVM/ B3/SEC/NYSE/Madrid	06/30/2020 (to be confirmed)
OGM Call Notice in the website of CVM/B3/SEC/NYSE/Madrid	06/30/2020 (to be confirmed)
Publication of the Announcement to Shareholders	03/31/2020 (to be confirmed)
Annual Shareholders Meeting	07/31/2020 (to be confirmed)
Disclosure of the main deliberations of the Annual Shareholders Meeting in the website of CVM/B3/SEC/NYSE/Madrid	07/31/2020 (to be confirmed)
Disclosure of the Minutes of the Annual Shareholders Meeting in the website to CVM/B3/SEC/NYSE/Madrid	08/11/2020 (to be confirmed)

Public meeting with analysts/investors

EVENT	DATE
Road show – United States	From 04/13/2020, 04/14/2020 and 04/17/2020
Public meeting with analysts (Apimec São Paulo) at 04:00 pm.	08/17/2020

Conference Call
EVENT	DATE
Conference Call at 02:30 pm – Brasília time (presentation of the financial statements - December 2020). The access number will be announced through the site and specific Announcement	03/30/2020
Conference Call at 02:30 pm – Brasília time (presentation of the financial statements – March 2020). The access number will be announced through the site and specific Announcement	05/12/2020
Conference Call at 02:30 pm – Brasília time (presentation of the financial statements – June 2020). The access number will be announced through the site and specific Announcement	08/13/2020
Conference Call at 02:30 pm – Brasília time (presentation of the financial statements – September 2020). The access number will be announced through the site and specific Announcement	11/12/2020

Board of Directors meetings held
EVENT	DATE
Board of Directors meeting. Subject: to deliberate on the approval of the Financial Statements) 2019	03/27/2020
Submission of Board of Directors Minutes of Meeting the Financial Statements 2020	04/08/2020
Board of Directors meeting. Subject: to deliberate on the approval Form 20-F	04/29/2020
Submission of Board of Directors Minutes of Meeting Form 20-F	05/11/2020
Board of Directors meeting. Subject: to deliberate on the approval of the 1st Quarter 2020	05/11/2020
Submission of Board of Directors Minutes of Meeting 1st Quarter 2020	05/20/2020
Board of Directors meeting. Subject: to deliberate on the approval of Reference Form	05/28/2020
Submission of Board of Directors Minutes of Meeting of Reference Form	06/08/2020
Board of Directors meeting. Subject: to deliberate on the approval of 2nd Quarter 2020	08/12/2020
Submission of Board of Directors Minutes of Meeting of 2nd Quarter 2020	08/21/2020
Board of Directors meeting. Subject: to deliberate on the approval of 3nd Quarter 2020	11/11/2020
Submission of Board of Directors Minutes of Meeting of 3nd Quarter 2020	11/19/2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.